UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*


                                HOENIG GROUP INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   434396107
               --------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 1998**
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ] Rule 13d-1(b)

       [ ] Rule 13d-1(c)

       [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
** See explanatory note.

                                  SCHEDULE 13G
-------------------                                     ------------------------
CUSIP NO. 434396107                                         PAGE 2 OF 6 PAGES
-------------------                                     ------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MAX H. LEVINE
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)  (a) [ ]  (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                5     SOLE VOTING POWER
                      965,100
   NUMBER OF    ----------------------------------------------------------------
    SHARES      6     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY           0
     EACH       ----------------------------------------------------------------
   REPORTING    7     SOLE DISPOSITIVE POWER
    PERSON
    WITH              965,100
                ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       965,100
--------------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See Instructions)  [ ]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.3%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (See Instructions)

       IN
--------------------------------------------------------------------------------

                                                               PAGE 3 OF 6 PAGES

                                Explanatory Note


            Max H. Levine (the "Reporting Person") acquired beneficial ownership of the Common Stock, par value $0.01 per share (the "Common Stock"), of Hoenig Group Inc. (the "Company") prior to the Company's registration of the Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and never acquired beneficial ownership of more than 2% of the Common Stock in any twelve-month period. The Reporting Person has been voluntarily reporting beneficial ownership on a Schedule 13D and amendments thereto.

ITEM 1(a).  NAME OF ISSUER.

            Hoenig Group Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

            4 International Drive
            Rye Brook, NY 10573

ITEM 2(a).  NAME OF PERSON FILING.

            Max H. Levine

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE.

            4 International Drive
            Rye Brook, NY 10573

ITEM 2(c).  CITIZENSHIP.

            U.S.A.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

            Common Stock, par value $0.01 per share.

ITEM 2(e).  CUSIP NUMBER.

            434396107

ITEM 3.                                                        PAGE 4 OF 6 PAGES


          If  this  statement  is  filed  pursuant  to   ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

          Inapplicable.

          (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c);

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].


ITEM 4.   OWNERSHIP.

          (a)   Amount beneficially owned:                        965,100 shares

          (b)   Percent of class:                                          11.3%

          (c)   Number of shares as to which the Reporting
                Person has:

                (i)   Sole power to vote or to direct the vote:          965,100
                (ii)  Shared power to vote or to direct the vote:              0
                (iii) Sole power to dispose or to direct the
                      disposition of:                                    965,100
                (iv)  Shared power to dispose or to direct the
                      disposition of:                                          0

                                                               PAGE 5 OF 6 PAGES


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Inapplicable.

ITEM 6.     OWNERSHIP  OF MORE THAN FIVE  PERCENT ON BEHALF OF ANOTHER
            PERSON.

            Inapplicable.

ITEM 7.     IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Inapplicable.

ITEM 8.     IDENTIFICATION   AND  CLASSIFICATION  OF  MEMBERS  OF  THE
            GROUP.

            Inapplicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Inapplicable.

ITEM 10.    CERTIFICATION.

            Inapplicable.

                                                               PAGE 6 OF 6 PAGES


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 1999

                                                  /s/ Max H. Levine
                                                  ------------------------------
                                                  Max H. Levine